UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

IO World Media, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46262V 10 7
(CUSIP Number)

Stephen Bracciale 8402 Laurel Fair Circle Suite 207 Tampa, FL 33610 (813) 621-8065 ext.: 231
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46262V 10 7

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Pangea Ultima EIN: 204831616

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

		7	SOLE VOTING POWER
NUMBER
	OF		16,000,000
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		16,000,000
	PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8

14	TYPE OF REPORTING PERSON

CO

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CUSIP NO. 46262V 10 7

Item 1. Security and Issuer

The class of securities to which this statement relates in common stock, $.0001 par value per share (“the Common Stock”) of Bulova Technologies Group Inc (“the Issuer”). The principal executive offices of the Issuer are located at

5025 West Lemon Street
Suite 200
Tampa, Fl. 33609

Item 2. Identity and Background

(a)	This schedule 13D is being filed by Saint Anton Capital, LLC, formed in Florida as an LLC in February 2011.

(b)	The address of the reporting entity is

8402 Laurel Fair Circle Suite 207
Tampa, Fl. 33610

(c)	Pangea Ultima is in the financial services and business management business.

(d)	During the last five years neither the reporting entity or any member has not been a party to or convicted of any criminal proceedings of any type.

(e)
The reporting entity has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and or a result of such proceeding were are or all subject to a judgement, decree, or final order enjoining future violations of, or prohibility or mandatory activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities issued to the Reporting Entity in satisfaction of debt arising from the investment of capital in the Company.

Item 4. Purpose of Transaction

The purpose of the acquisition of securities of the Issuer is to further long term appreciation of the common stock.

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CUSIP NO. 46262V 10 7

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Entity is the beneficial owner 50,000,000 shares of Common Stock in the aggregate, representing approximately 8.6% of the Issuer.

(b)
The Reporting Person has the sole power to vote or to direct the vote and dispose or to direct the disposition of 50,000,000 shares of Common Stock of the Issuer. The Reporting Person has shared power to vote or to direct the vote and dispose or to direct the disposition of 50,000,000 shares of Common Stock of the Issuer.

(c)
The information set forth in Item 3 is incorporated by reference herein. Except as described above, the Reporting Person has not engaged in any transactions involving the securities of the Issuer in the past 60 days.

(d)	– (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 01, 2012

Signature	/s/ Stephen Bracciale

Name/Title	Stephen Bracciale/CEO & PRES

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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CUSIP NO. 46262V 10 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pangea Ultima

/s/ Stephen Bracciale
Stephen Bracciale

CEO & PRES

January 31, 2012

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